David L. Kahn
 Attorney at Law
 3150 West Fir Avenue, #127
Fresno, CA 93711
Phone: (559) 440-9248, Fax: (559) 440-9348

                                                                                    October 27, 2005

Ms. Anita Karu, Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0305

Re:      Amalgamated Pictures Corp.
 Registration Statement on Form SB-2
 Amendment No. 2, for filing October 27, 2005
File No. 333-125145

Dear Ms. Karu:

            In response to the comment letter of June 22, 2005, we are filing an amendment to the above-captioned Amalgamated Pictures Corp. (the "Company") registration statement to conform to the comments and suggestions. We enclose a redlined copy of the registration statement indicating the changes together with a printed registration statement as filed on October 27, 2005.

            The following are our responses to the comments, by number, as presented in the letter of June 22, 2005.

General

1. Your disclosure indicates that you are a development stage company established three months ago and that you have not commenced business operations nor realized any revenues from your planned operations. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. We also note that your sole officer, director, and controlling shareholder, Avery Pack, previously had the same role in another public company, Consolidated Pictures, that had substantially the same business plan as your own yet did not develop any operations. Consolidated Pictures subsequently recently engaged in a merger with a private company with operations, as typically is seen in blank check companies. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.

We have no plan to merge with or acquire another company in a reverse merger transaction, and we have every intention to pursue our business plan.  In the case of Consolidated Pictures, the company was unable to raise sufficient funds to pursue its business plan.  We, on the other hand, started with a capital investment of $25,000 by our sole-director, Avery Pack.  In addition, Mr. Pack has agreed to provide additional funds, up to $75,000, in the form of a loan, to us if we are unable to raise sufficient funds for our minimum requirements, see Exhibit 10.1.

The following language has been added to the Business section:

"We are not a "blank check" company as that term is defined in Rule 419 of Regulation C of the Securities Act of 1933, as we have a specific business plan or purpose and we have no intention or plan to merge with or acquire another company to be used as a vehicle for a reverse acquisition in the foreseeable future."

Prospectus Cover Page

2. In the second sentence, please briefly disclose if accurate - as reflected in the second risk factor on page 7 - that the transferability of shares may be limited under state law because you do not intend to qualify the offering under state law until 30 days prior to completion of the offering, which may not occur for a year.

In the second paragraph on the cover page, we added the following statement:

"The transferability of our shares and warrants may be limited under state law because we do not intend to qualify this offering under state law until 30 days prior to completion of this offering, which may not occur for a year."

3. Since your offering will be self-underwritten and without any minimum required proceeds, please disclose at the end of the third paragraph that because there is no minimum amount of shares that must be sold, you may receive no proceeds or very little proceeds from the offering.

At the end of the third paragraph, we added the statement:

"Because there is no minimum amount of shares that must be sold, we may receive no proceeds or very little proceeds from this offering."

4. Please revise the sentence that precedes your price table to state that the offering is being made directly by you through your sole officer-director. As appropriate, please also delete throughout your prospectus other plural references to "officers and directors" so it is clear you have one sole officer-director.

We have revised the sentence preceding the price table to read:

"The offering is being made directly by us through our sole officer-director who will not receive any compensation for such sales."

Additionally, we have deleted or clarified where appropriate other plural references throughout the prospectus for officers and directors so it is clear that we have only one officer-director.

5. Please revise your cross-reference to the risk factors section to delete "some of." All material risks must be described not "some of them."

We have deleted the language "some of" in reference to our risk factors as we have described all material risks.

Inside Front Cover Page

6. Please include the dealer prospectus delivery obligation disclosure as required by Item 502(b) of Regulation S-B.

We have included the following disclosure in the inside front cover page:

 "Dealer Prospectus Delivery Obligation

"Until __________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

Prospectus Summary, page 3 Our Company, page 3

7. Please include in your summary that you have only one employee, Avery Pack, who is your sole officer, director and controlling shareholder.

We have included the following statement in Our Company on page 3:

"We have only one employee, Avery Pack, who is our sole officer, director and controlling shareholder."

The Offering, page 3

8. After "Common stock outstanding after the offering," please add a separate paragraph that discloses that your sole executive officer-director holds % of your shares, and as a result will exercise control over your direction.

In The Offering table on page 3, we included a section that discloses the percentage ownership of the common stock outstanding after the offering of our sole officer-director and indicates that he will exercise control of our direction.

9. In connection with terms of the offering, please indicate that the offering will terminate in no later than 12 months.

In connection with terms of the offering, we have indicated that the offering will terminate no later than 12 months after the effective date of this offering.

10. Please add a separate paragraph which indicates the absence of a public market for the common shares and warrants and briefly explains how the absence of a public market impacts liquidity.

We have added the following paragraph on page 3 to indicate the absence of a public market and how it impacts liquidity:

"There is no public market for our common shares and warrants and there can be no assurance that a public market for our common stock and warrants will ever develop.  Without a public market, there will be no liquidity in your investment in our securities which means that you may be unable to resell your common shares and warrants, and if you are able to resell them, you may not be able to recover your investment."

Risk Factors, page 4

Because of state securities registration requirements, the transferability of ..., page 7

11. We note that you plan on submitting an application for listing in one of the "recognized securities manuals" within 30 days prior to the completion of this offering. Please clarify that you are uncertain as to when this offering will be completed and that it might be open for a longer period of time than anticipated.

In the risk factor, we added the following clarifying statement:

"We are uncertain as to when this offering will be completed and that it might be open for a longer period of time than anticipated, possibly up to 12 months after the effective date of this offering."

Determination of the Offering Price, page 12

12. You state that you "arbitrarily selected" the offering price of $5.10 per unit. It is therefore important that the disclosure be clear and concise about how you did select an offering price per share. Accordingly, please revise to disclose all factors you considered. For each factor you cite, briefly explain how these factors affected your determination of the offering price. See Item 505 of Regulation S-B.

We have added the following language disclosing the factors considered to determine the offering price:

"Among the factors considered were our lack of operating history; the proceeds to be raised by the offering; the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing shareholders; our belief in the future economic prospects of the Company; and our relative cash requirements."

Business, page 14

13. Please expand this section to provide detailed information concerning your operations. This would include the status of any discussions with creative personnel, selection of movie scripts, interviews with potential actors, consultants, etc. Please include specific information regarding all activities to clearly describe the company's status. If no progress has been made, so state. This description may also need to be addressed in the risk factors section. Please clearly specify what steps you have taken to date, what steps you need to take to advance your business and what is required to make those advancements. Also, expand your disclosure to address in more detail how you will fund your operations and how you will fund your capital requirements if proceeds from this offering fall short of expectations. We may have further comments based upon your revisions.

The following language has been added to the Business section to discuss our activities since inception:

"To date, no significant progress has been made to further our business plan; however, we have devoted considerable effort to develop parameters for digital film concepts and technologies that would be appropriate to consider when sufficient resources are available.  Our digital film concepts must be translated into films that can be created within our strict budgetary requirements.  These requirements limit the narrative possibilities of our films and require us to take advantage of opportunities, namely talent and locations that will not consume unnecessary funds from a film budget and will be available at the moment of production.

"In addition to developing the parameters for our potential films, our president has been developing professional relationships with filmmaking resources including actors and technicians, both amateur and professional; writers; musicians; film festival organizers; equipment rental companies; and production and equipment insurance companies."

In the Plan of Operation, we've added the following language to detail how we will fund our operations if this offering falls short of expectations:

"If we are unable to raise at least $75,000 in this offering, we expect to borrow funds from a bank or other financial institution to satisfy our minimum cash requirements to initiate operations and produce our first film property.  If we are unable to borrow funds from a bank or other financial institution, our president and sole-director, Avery Pack, has agreed to lend us the funds, up to $75,000, for a minimum term of 12 months with an interest rate equivalent to the Citibank, N.A. prime rate."

Additionally, we have added the risk factor entitled, "Because we may be unsuccessful in raising at least $75,000 from this offering to produce our first motion picture and to satisfy our liquidity needs for the next 12 months, we may be unable to commence operations and pursue our business plan."

Plan of Operation, page 14

14.  Since your offering is being completed on a best-efforts basis, please revise your disclosure to address how the company intends to satisfy its liquidity needs over the next twelve months under at least the three offering levels presented. See Item 303(a) of Regulation S-B. Under each scenario, please ensure that you discuss in more detail the line item expenditures listed in the application of proceeds table on page 10.

We have added the following language to the Plan of Operation section:

"If we raise 25% of the maximum offering, or $125,000, we will be able to create one film property and associated promotional website.  After offering expenses, we will have available $101,250 for motion picture production; $5,625 to develop a promotional website; and $5,625 for working capital.

"If we raise 50% of the maximum offering, or $250,000, we will be able to create two film properties and associated promotional websites.  After offering expenses, we will have available $211,500 for motion picture production; $11,750 to develop promotional websites; and $11,750 for working capital.

"If we raise 100% of the maximum offering, or $500,000, we will be able to create four film properties and associated promotional websites.  After offering expenses, we will have available $436,500 for motion picture production; $24,250 to develop promotional websites; and $24,250 for working capital.

"If we are to able to raise at least 25% of the maximum offering, or $125,000, we will satisfy our liquidity needs over the next 12 months.  If we raise more than 25% of the maximum offering, our liquidity for the next 12 months will likewise be satisfied; however, we will be able to produce additional film properties and related websites in the 12 month period.  For example, if we raise 50% of the maximum offering, we will be able to produce two film properties in the 12 month period; or, if we raise 100% of the maximum offering, we will be able to produce four film properties in the 12 month period."

In addition, the following paragraph has been added to the Plan of Operation as well:

"If we are unable to raise at least $75,000 in this offering, we expect to borrow funds from a bank or other financial institution to satisfy our minimum cash requirements to initiate operations and produce our first film property.  If we are unable to borrow funds from a bank or other financial institution, our president and sole-director, Avery Pack, has agreed to lend us the funds up to $75,000 for a minimum term of 12 months with an interest rate equivalent to the Citibank, N.A. prime rate.

Properties, page 15

15. The website address provided on the bottom of page 15 does not seem to be operational. Please tell us, with a view toward disclosure, the status of your website.

Our website is now operational.  Currently, the website offers limited information related to our offering and a basic description of our business.

Industry Overviews, page 16

16. Please review this section to ensure that you identify the sources for the industry data that you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management's belief, industry data, scientific reports or any other source. Please revise accordingly. If the information is based upon reports, articles, or studies, please provide these documents to us appropriately marked and dated. If they were prepared especially for you and are not publicly available, file a consent from the source.

All of the statistics cited in the prospectus are from publicly available sources.  None of the information in the prospectus has been prepared especially for us.  Where applicable, we have clarified statements to clearly indicate they are management's belief as opposed to general or publicly available industry or technical information.

In the section related to the Digital Video Industry, we have added "we believe" to the following statement to clarify it is management's opinion: "In addition to the direct advantages, we believe DV film production also offers several indirect production advantages over traditional film production."

Additionally, the following statement in the same section has been modified to state that it is management's opinion: "Although the resolution limitations of standard television and DVD are below that of the capabilities of HD, so when producing a low budget motion picture that is ultimately destined for DVD only distribution SD technology may be sufficient, we believe that the advantages of capturing in HD, as opposed to SD, will offer more options for our productions as they could be released on a future HD DVD format or even have theatrical distribution."

The following statement in the same section has also been modified to state that it is management's belief: "Overall, we believe that digital and video technology advances are allowing cinema-quality productions to be made for under $100,000."

Statistics related to the DVD Industry were taken from publicly available studies from the Digital Entertainment Group ("DEG"), as cited in the prospectus.  The information cited is available from the DEG website: http://www.dvdinformation.com.  We have enclosed with this letter certain pages from the DEG website that include the statistics cited in the prospectus.

Some statistics related to the Motion Picture Industry were taken from the Motion Picture Association of America 2004 research reports, as cited.  These surveys of the theatrical film industry are publicly available, by request, from the MPAA website: http://www.mpaa.org.   These reports can also be obtained by the public by emailing research@mpaa.org and requesting the 2004 research reports.  We have enclosed with this letter certain pages of these reports that include statistics cited in the prospectus.

Additionally, information related to the Motion Picture Industry were taken from the Writers Guild of America ("WGA"), as cited in the prospectus.  The statistics information cited in the prospectus refer to the definition of "low-budget" which is defined by the WGA "Low Budget Agreement" available on the WGA website: http://www.wga.org.

Lack of Trading Market for Securities, page 29

17. Please indicate if you have taken any steps to engage a market-maker to apply for quotation on the OTC Bulletin Board on your behalf. Assuming you have engaged a market-maker, clarify how long it takes to make an application and have your securities quoted on the OTC Bulletin Board. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

The following language has been added to the section Lack of Trading Market for Securities:

"The OTC Bulletin Board is separate and distinct from the NASDAQ stock market.  Although the OTC Bulletin Board is not a stock exchange, but rather, a market maker driven quotation service, quotation on the OTC Bulletin Board would afford our shareholders the opportunity to sell their securities in a public market providing them with liquidity, though not comparable to the liquidity afforded to NASDAQ or exchange listed securities. Additionally, because OTC Bulletin Board stocks are usually not followed by analysts, there may be significantly lower trading volume than for NASDAQ-listed or exchange listed securities.

"We do not plan to take any steps to engage a sponsoring market maker any earlier than 60 days prior to the completion of the offering.  We believe that it will require at least 60 days to make application to have our securities quoted on the OTC Bulletin Board."

18. You indicate there can be no assurance that a public market for your common stock and warrants will ever develop. Please also indicate that there can be no assurance that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.

The following language has been added to the section Lack of Trading Market for Securities:

"And, if a public market for shares of our common stock does develop, there can be no assurance that they can be resold at the offered price, or that a public market for our securities may be sustained even if developed."

Plan of Distribution, page 31

19. You indicate that the offering is self-underwritten and that Avery Pack will offer the shares by prospectus and sales literature filed with the SEC, to friends, business associates and contacts, and by direct mail to investors who have indicated an interest in our company. Please provide us with a detailed explanation as to why your sole officer-director satisfies the requirements of Rule 3(a)4-1.

We have added the following language to the section Plan of Distribution detailing as to why Mr. Pack satisfies the requirements of Rule 3(a)4-1.

"Mr. Pack may make sales as he will be relying on the exemption provided by Rule 3(a)4-1 under the Securities  Exchange Act of 1934,  which  permits him to sell securities, on our behalf, under certain circumstances without registration as a securities broker.  Mr. Pack will not receive any commissions or other remuneration based either directly or indirectly on transactions in our securities for his efforts in making any such offers or sales.  Mr. Pack is not a registered broker-dealer nor an affiliate of a broker-dealer. Furthermore, Mr. Pack shall conduct his selling activity in accordance with paragraph (a)(4)(ii) of Rule 3(a)4-1,  in that he primarily performs substantial duties for the issuer other than in connection with transactions in securities; he is not a broker or dealer nor has he been affiliated with a broker or dealer in the last 12 months; and he does not participate in selling an offering of securities more than once every 12 months other than as permitted under Rule 3(a)4-1. Further, Mr. Pack is not an associated person of a broker or dealer."

20. Explain clearly that under a "best efforts, no minimum" offering such as yours, there is no requirement that you sell a specified number of shares before the proceeds of the offering become available to you. Also, state that you may sell only a nominal amount of shares and receive minimal proceeds from this offering. You will not escrow any of the proceeds received from the sale of shares before the offering terminates. Upon acceptance of a subscription, the proceeds from that subscription will be immediately available for your use and the investor has no assurance that you will sell all or any part of the remaining shares offered in this transaction.

We have added the following paragraph in the Plan of Distribution section to clarify the terms of a "best efforts, no minimum" offering:

"The units in this offering are being sold under a "best efforts, no minimum" basis.  Therefore, there is no requirement that we must sell a specified number of units before the proceeds of the offering become available to us. We may sell only a nominal amount of units and receive only minimal proceeds from this offering. We will not escrow any of the proceeds received from the sale of units before we terminate the offering. Upon acceptance of a subscription, the proceeds from that subscription will be immediately available for our use and the investor will have no assurance that we will sell all or any part of the remaining shares offered."

21. We note you have the right to terminate the offering at any time in your sole discretion. If there are specific events that may trigger a premature termination, please disclose those events. Provide similar disclosure regarding your right to reject subscriptions.

We have added the following language to disclose events that would cause us to terminate the offering early or reject subscriptions:

"We may stop selling our securities due to a lack of investor interest, unfavorable market conditions or other unforeseen events."

"We reserve this right to reject any subscription to prevent ownership of our securities by individuals or entities that may not be in our best interest."

22. We note that you will offer the units directly to investors through your president, Avery Pack, who will offer the shares by prospectus and sales literature filed with the SEC, to friends, business associates and contacts, and by direct mail to investors who have indicated an interest in your company. Please provide us copies of all sales literature you have distributed or plan to distribute regarding this offering. We may have further comments upon review of your materials.

Mr. Pack will only offer the shares by prospectus and will not use sales literature.  The reference to sales literature has been removed in the section "Plan of Distribution."

23. Please tell us whether you will engage in any electronic offer, sale or distribution of the units and describe the procedures to us. Also, tell us whether you have entered or intend to enter into any arrangements with a third party to host or access your prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared or may appear on their website.

We will not engage in any electronic offer, sale or distribution of our units.  Additionally, we will not engage any third parties to make available our prospectus.  However, we will have our prospectus, as filed with the SEC, available for download on our own website at www.amalgapix.com.

Financial Statements, page F-3 Statement of Operations, page F-4

24. Please revise your Statement of Operations to reflect all costs of doing business. In this regard you should revise your financial statements to reflect as an expense the fair value of office space and services provided by your President at no cost, with a corresponding contribution of capital. Refer to SAB Topics 1.B. and 5.T

Statement of Changes in Stockholders' Equity, page F-6

We have updated our financial statements by including audited financial statements as of September 30, 2005 and for the period ending September 30, 2005.  The updated financial statements reflect all costs of doing business including the fair value of office space and services provided by our president.

25. Please revise to provide all of the disclosures required by paragraph 11 .d. of SFAS No. 7. Please state whether the amount recorded for common stock issued for services was based on the fair value of the stock issued or the services received.

Our audited financial statements for the period ended September 30, 2005 reflect that the common stock issued for services was based on the fair value of the stock issued.

Undertakings, page II-2

26. Please include the undertaking required under 512(e) of Regulation S-B.

We have included the undertaking required under 512(e) of Regulation S-B:

"Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

"In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of the directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of the directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue."

            Thank you for your assistance and suggestions.

                                                                                    Very truly yours,

                                                                                    /s/ David L. Kahn

                                                                                    David L. Kahn

Enclosures